Exhibit 99.1

DoubleDown Interactive Second Quarter 2026 Revenue Rises 11.2% to $94.3 Million
and Earnings per Fully Diluted Common Share Increase 50.5% to $13.27
SEOUL, KOREA – August 11, 2026 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced unaudited financial results for the second quarter ended June 30, 2026.
Second Quarter 2026 vs. Second Quarter 2025 Summary:
•Revenue rose 11.2% to $94.3 million in the second quarter of 2026 compared to $84.8 million in the second quarter of 2025.
◦Revenue from the Company’s social casino/free-to-play games was $77.3 million in the second quarter of 2026, an 11.5% increase from the second quarter of 2025. The increase was primarily due to contributions from WHOW Games GmbH (“WHOW Games”), which was acquired by the Company in July 2025.
◦Direct-to-Consumer (“DTC”)1 revenue rose to $40.5 million in the second quarter of 2026, compared to $10.7 million in the second quarter of 2025. DTC revenue as a percentage of total social casino revenue increased to 52.4% in the second quarter of 2026 from 15.4% in the second quarter of 2025.
◦Revenue from SuprNation, the Company’s iGaming subsidiary, increased 9.8% year over year to $17.0 million, primarily as a result of the continued success of the Company’s newest brand, Los Vegas.
•Operating expenses were $57.8 million in the second quarter of 2026 compared to $52.4 million in the second quarter of 2025, primarily due to the inclusion of operating expenses of WHOW Games.
•Profit for the interim period (excluding non-controlling interest) rose 50.5% to $32.9 million, or earnings per fully diluted common share of $13.27 ($0.66 per American Depositary Share (“ADS”)), in the second quarter of 2026, compared to $21.8 million, or earnings per fully diluted common share of $8.82 ($0.44 per ADS), in the second quarter of 2025.
◦The increase was primarily due to higher revenue, higher unrealized gain on foreign currency, and lower cost of revenue attributable to a higher proportion of DTC revenue, partially offset by higher overall operating expenses, which were primarily due to the inclusion of WHOW Games, and increased costs to support SuprNation’s revenue growth.
◦Each ADS represents 0.05 share of a common share.
◦Adjusted EBITDA rose 17.2% to $39.3 million for the second quarter of 2026, compared to $33.5 million in the second quarter of 2025. Adjusted EBITDA margin increased to 41.6% in the second quarter of 2026, compared to 39.5% in the second quarter of 2025.
•Beginning in the fourth quarter of 2025, social casino KPIs are inclusive of those from WHOW Games.
◦Payer Conversion ratio for the Company’s social casino/free-to-play games increased to 9.4% in the second quarter of 2026 from 7.0% in the second quarter of 2025, primarily as a result of the inclusion of WHOW Games, which has a higher Payer Conversion ratio.
1 Direct-to-Consumer revenue represents revenue from purchases made through Company-owned channels, including web storefront transactions and other direct payment flows.

◦Average Revenue Per Daily Active User (“ARPDAU”) for the Company’s social casino/free-to-play games increased to $1.42 in the second quarter of 2026 from $1.33 in the second quarter of 2025, primarily as a result of the inclusion of WHOW Games, which has a higher ARPDAU.
◦Average monthly revenue per payer for the social casino/free-to-play games decreased to $218 in the second quarter of 2026 from $286 in the second quarter of 2025, primarily as a result of the inclusion of WHOW Games, which has a lower average revenue per payer.
•Net cash flows from operating activities increased to $24.6 million in the second quarter of 2026 from $19.7 million in the second quarter of 2025. The increase is primarily due to lower income taxes paid.

"Our double-digit year-over-year revenue and adjusted EBITDA growth in the second quarter reflect our team’s continued focus on operational excellence," said In Keuk Kim, Chief Executive Officer of DoubleDown. "These strong quarterly results highlight ongoing growth in our Direct-to-Consumer segment, which now accounts for over 50% of total social casino revenue. Performance was driven by contributions from WHOW Games, solid growth in our core social casino business that we believe outpaced the broader market, and continued year-over-year momentum from SuprNation, our iGaming business, following the successful launch of our 'Los Vegas' brand.

"Our ability to consistently drive a high conversion of revenue to cash flow remains a top operating priority, resulting in $24.6 million of net cash flow from operations in the second quarter and a total of $71.0 million for the first half of 2026. As we look to the second half of 2026, we are well positioned to build upon our success. With an aggregate net cash position of $521 million, DoubleDown's strong balance sheet provides us with substantial financial flexibility to pursue strategic growth opportunities as well as additional value-building initiatives and transactions for our shareholders."
Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue ($ MM)	$94.3	$84.8	$188.4	$168.3
Total operating expenses ($ MM)	(57.8)	(52.4)	(116.5)	(106.3)
Profit for the interim period (excluding non-controlling interest) ($ MM)	$32.9	$21.8	$68.3	$45.7
Adjusted EBITDA ($ MM)	$39.3	$33.5	$77.5	$64.2
Profit margin	34.9%	25.8%	36.2%	27.2%
Adjusted EBITDA margin	41.6%	39.5%	41.1%	38.2%

Non-financial performance metrics(1)
Average MAUs (000s)	1,252	1,163	1,310	1,200
Average DAUs (000s)	597	578	614	593
ARPDAU	$1.42	$1.33	$1.38	$1.31
Average monthly revenue per payer	$218	$286	$212	$281
Payer conversion	9.4%	7.0%	9.2%	7.0%
(1)Social casino/free-to-play games only. The KPIs for the three and six months ended June 30, 2026 in the table above are inclusive of WHOW Games, which was acquired on July 14, 2025.

Update on Unsolicited Non-Binding Expression of Interest from Controlling Shareholder
We refer you to our April 29, 2026 press release, in which we announced that the Company received a non-binding expression of interest from DoubleU Games Co. Ltd., our controlling shareholder, to acquire all of the outstanding common shares (including American Depositary Shares) not currently owned thereby, at a price of $11.25 per ADS in cash. We noted in that press release that the Company formed a special committee to evaluate and negotiate with the controlling shareholder and determine the next steps that would be in the best interests of the Company and its unaffiliated shareholders. As a result, while we appreciate there are many questions from our shareholders about this proposal, neither the Company nor its management intends to make any further announcements unless and until the Company or the special committee determine otherwise. The communications and inquiries received by the Company from shareholders are being forwarded to the special committee, which (in consultation with its legal and financial advisors) will evaluate as part of its ongoing review and evaluation process. The special committee will handle the proposal and there can be no assurance that a transaction will or will not occur and, if so, on what terms. Meanwhile, the Company continues to conduct its business and operations in the ordinary course.
Conference Call
DoubleDown will hold a conference call today (August 11, 2026) at 4:30 p.m. Eastern Time (1:30 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.
To access the call, please use the following link: DoubleDown Second Quarter 2026 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.
A simultaneous webcast of the conference call will be available with the following link: DoubleDown Second Quarter 2026 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast. A replay will be available on the Company’s Investor Relations website shortly after the event.
About DoubleDown Interactive
DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. DoubleDown’s social casino platform was expanded with WHOW Games GmbH, a developer headquartered in Hamburg, Germany, acquired in 2025. The Company’s subsidiary, SuprNation, operates four real-money iGaming sites in Western Europe.
Safe Harbor Statement
Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
Use and Reconciliation of Non-IFRS Financial Measures
In addition to our results determined in accordance with IFRS, we believe the following non-IFRS financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with IFRS, and should be read in conjunction with the condensed consolidated interim financial statements furnished in our report on Form 6-K filed with the SEC.
In our reconciliation from our reported IFRS “profit before income tax” to our Adjusted EBITDA, we eliminate the impact of the following four line items: (i) depreciation and amortization; (ii) finance income; (iii) finance cost; and (iv) other (income) expense. The below table sets forth the full reconciliation of our non-IFRS measures:

Reconciliation of non-IFRS measures	Three months ended June 30,		Six months ended June 30,
(in millions, except percentages)	2026	2025	2026	2025
Profit for the interim period	$32.9	$21.9	$68.3	$45.8
Income tax expense	9.5	8.7	18.5	17.6
Profit before income tax	42.3	30.6	86.8	63.4

Adjustments for:
Depreciation and amortization	2.8	1.2	5.5	2.3
Finance income	(6.6)	(3.7)	(16.3)	(8.3)
Finance cost	0.7	5.5	1.3	7.0
Other (income) expense, net	—	(0.1)	0.1	(0.1)
Adjusted EBITDA	$39.3	$33.5	$77.5	$64.2
Adjusted EBITDA margin	41.6%	39.5%	41.1%	38.2%
The key differences between reconciliations of Adjusted EBITDA and Adjusted EBITDA margin under IFRS and under GAAP arise from the treatment of certain adjustments, particularly in the areas of depreciation and amortization, finance income, and finance cost per the respective accounting standards. For reconciliation of Adjusted EBITDA and Adjusted EBITDA margin under IFRS, depreciation related to right-of-use assets is included within the depreciation and amortization, and as such, is added back to Adjusted EBITDA in the reconciliation. In contrast, for reconciliation of Adjusted EBITDA and Adjusted EBITDA margin under GAAP, depreciation related to right-of-use assets is classified under general and administrative expenses, and thus, is excluded from Adjusted EBITDA in the reconciliation. The designation of finance income and finance cost in reconciliation under IFRS reflects a change in the classification of non-operating (income) expense in reconciliation under GAAP. Specifically, the non-operating (income) expense accounts under GAAP have been renamed to finance income and finance cost under IFRS.
We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.
Company Contact:
Joe Sigrist
ir@doubledown.com
+1 (702) 761-6899
Chief Financial Officer
https://www.doubledowninteractive.com
Investor Relations Contact:
Joseph Jaffoni and Christin Armacost
JCIR
+1 (212) 835-8500
DDI@jcir.com

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Financial Position
(In thousands of U.S. dollars)

	June 30,	December 31,
	2026	2025
	(unaudited)
Assets
Cash and cash equivalents	$455,222	$388,891
Short-term investments	98,540	101,142
Accounts receivable, net	39,119	32,017
Prepaid expenses and other assets	3,721	5,523
Total current assets	$596,602	$527,573
Property and equipment, net	948	1,084
Right-of-use assets, net	4,466	4,273
Intangible assets, net	74,353	79,866
Goodwill	425,267	426,659
Deferred tax asset	—	180
Other non-current assets	907	906
Total non-current assets	$505,941	$512,968
Total assets	$1,102,543	$1,040,541
Liabilities and equity
Accounts payable and accrued expenses	$22,877	$24,564
Current lease liabilities	1,835	1,444
Income taxes payable	3,986	3,674
Contract liabilities	1,722	1,861
Current portion of borrowings with related party	—	34,846
Other current liabilities	1,538	1,760
Total current liabilities	$31,958	$68,149
Long-term borrowings with related party	32,436	—
Non-current lease liabilities	3,174	3,309
Deferred tax liabilities	22,212	17,360
Other non-current liabilities	1,349	1,338
Total non-current liabilities	$59,171	$22,007
Total liabilities	$91,129	$90,156
Equity
Share capital	21,198	21,198
Share premium	359,280	359,280
Accumulated comprehensive loss	(12,148)	(4,904)
Retained earnings	642,877	574,623
Equity attributable to DoubleDown Interactive Co., Ltd.	$1,011,207	$950,197
Equity attributable to non-controlling interests	207	188
Total equity	$1,011,414	$950,385
Total liabilities and equity	$1,102,543	$1,040,541

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Comprehensive Income
(Unaudited, in thousands of U.S. dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue	$94,288	$84,813	$188,410	$168,305
Operating expenses:
Cost of revenue	(23,065)	(23,687)	(47,476)	(47,812)
Sales and marketing	(13,857)	(13,087)	(31,264)	(27,225)
Research and development	(3,824)	(3,195)	(7,540)	(5,687)
General and administrative	(17,039)	(12,530)	(30,113)	(25,627)
Other income	45	145	79	185
Other expense	(44)	(45)	(186)	(94)
Total operating expenses	$(57,784)	$(52,399)	$(116,500)	$(106,260)
Operating profit	$36,504	$32,414	$71,910	$62,045
Finance income	6,573	3,734	16,250	8,346
Finance cost	(742)	(5,528)	(1,349)	(6,993)
Profit before income tax	$42,335	$30,620	$86,811	$63,398
Income tax expense	(9,464)	(8,746)	(18,538)	(17,612)
Profit for the interim period	$32,871	$21,874	$68,273	$45,786
Other comprehensive income (loss):
Pension adjustments, net of tax	73	35	262	100
Gain (loss) on foreign currency translation	(1,905)	5,658	(7,506)	7,128
Total comprehensive income for the interim period	$31,039	$27,567	$61,029	$53,014
Profit attributable to:
DoubleDown Interactive Co., Ltd.	32,868	21,842	68,254	45,688
Non-controlling interests	3	32	19	98
Total comprehensive income attributable to:
DoubleDown Interactive Co., Ltd.	31,036	27,535	61,010	52,916
Non-controlling interests	3	32	19	98

Earnings per share:
Basic	$13.27	$8.82	$27.55	$18.44
Diluted	$13.27	$8.82	$27.55	$18.44
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,477,672	2,477,672
Diluted	2,477,672	2,477,672	2,477,672	2,477,672

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Cash Flows
(Unaudited, in thousands of U.S. dollars)

	Six months ended June 30,
	2026	2025
Cash flows from operating activities
Profit for the interim period	$68,273	$45,786
Adjustments to reconcile profit to net cash from operating activities:
Depreciation and amortization	5,459	2,290
Unrealized gain on foreign currency	(3,899)	(130)
Unrealized loss on foreign currency	29	1,721
Gain on foreign currency transaction	(1,305)	—
Loss on foreign currency transaction	29	—
Gain on disposal of financial assets and liabilities	(652)	—
Loss on valuation of financial assets and liabilities	54	2,884
Interest income	(8,666)	(7,914)
Interest expense	945	913
Miscellaneous expense	91	—
Provision for severance benefits	190	226
Other long-term employee benefits	109	604
Income tax expense	18,538	17,612
Working capital adjustments:
Accounts receivable, net	(7,223)	617
Prepaid expenses, and other assets	485	332
Other non-current assets	100	52
Accounts payable and accrued expenses	549	1,382
Contract liabilities	(140)	(155)
Other current and non-current liabilities	(297)	75
Cash generated from operations	$72,669	$66,295
Interest received	9,293	9,888
Interest paid	(3,145)	(118)
Income taxes paid	(7,798)	(15,285)
Net cash inflow from operating activities	$71,019	$60,780
Cash flows from investing activities
Purchase of property and equipment	(116)	(119)
Disposal of property and equipment	1	4
Purchase of intangible assets	(5)	—
Disposal of financial assets at fair value through profit or loss	44	—
Purchase of short-term investments	(178,390)	(164,311)
Disposal of short-term investment	179,425	146,665
Net cash (outflow) from investing activities	$959	$(17,761)
Cash flows from financing activities
Repayment of lease liabilities	(991)	(548)
Net cash (outflow) from financing activities	$(991)	$(548)
Net increase in cash and cash equivalents	$70,987	$42,471
Effect of exchange rate changes on cash and cash equivalents	$(4,656)	$98
Cash and cash equivalents at beginning of the interim period	$388,891	$334,850
Cash and cash equivalents at end of the interim period	$455,222	$377,419